Panorama Investments Corp.
                          Suite 720 - 999 West Broadway
                          Vancouver, BC Canada V5Z 1K5
                                  (604)730-8882
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                                                               December 13, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment No. 1 to Registration Statement on Form 10-SB
    Filed September 20, 2005
    File No. 0-51414


Dear Ms. McGuirk,

In response to your letter of December 8, 2005 we have filed, via EDGAR, the second amendment to our Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

PART I

ITEM 1, DESCRIPTION OF BUSINESS

BUSINESS OVERVIEW

Explain how the company plans to obtain "exclusive rights" to some of the products it plans to sell.

     As we do not have any exclusive rights to any of the products we have removed this statement.

Briefly describe the "Glambelt", "a niche product for the fashion industry."

     We have added a description of the Glambelt.

We note the disclosure that the company purchased the "Glambelt" and jewelry from several designers. Please revise the disclosure to provide some detail with respect to the jewelry items purchased.

     We have added details regarding the jewelry items.

We further note that although the company does not have an exclusive contract, the designers "have produced them for us and have not sold them to anyone else." Please disclose the basis for the company's belief in that regard.

     We have added the disclosure that while the belt portion is not exclusive to the company, we do provide the designers with ribbon ties that are individually designed by us that are attached to the ends of the belt to create a design that is specific to the company.

PRODUCT LINE

Explain how the company intends to utilize Ms. Tan's contacts "around the globe" to supply the company with items for its inventory. We note that Ms. Tan has been devoting one (1) hour per week to the business. Will she be in charge of ordering inventory for the company?

     We have explained how the company intends to utilize Ms. Tan's contacts and who will be responsible for inventory.

Clarify your reference to "the combination of materials and styles with modern form and functionality."

     We have removed this reference.

Identify the supplier of "lush fabrics". Disclose whether or not the company has entered into a contract with this entity. If so, please describe the terms of the arrangement and file the executed agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

     We have identified the supplier and included their website. There is currently not a contract with the company and we have disclosed that.

Clarify "in association with A4SANITY". What is the arrangement between the company and this entity.

     There is no contractual agreement with a4sanity. They are a design firm and creator of trendy fashion items that we have an informal relationship with to produce products for us. We may also purchase other items from them to expand our product line in the future.

Please expand this section to fully describe the Vancouver Night Market and the New York designers market. Who sets up and watches the company's stall or space? How often has the company been represented? What have been the results to date?

     We have expanded the section to fully describe the Vancouver Night Market and the New York young designers market. We have also added a discussion of who has represented the company at these markets and the results to date.

We note the company has "submitted" its website to several search engines named. Please update to provide the current status.

     There is no further update.

It is noted here and under "Advertising" that the company refers to when it launches its marketing campaign. Previously under the section "Results of Operations", the company referred to "aggressive marketing campaign in summer, 2005." Please clarify where appropriate, the status of this marketing campaign and discuss what is involved and who is conducting this marketing effort.

     We have updated the disclosure to note that we completed our market survey and based on the findings of this survey it was determined by management that we needed to expand our product line to include higher quality, hand produced products, signed by the designer, which are not commonly available in mass market stores. We have also updated the milestones section of the Plan of Operation and elsewhere in the prospectus to include a disclosure that our marketing campaign will now be launched in Spring 2006 as our director, Mr. Bekropoulos, has been in Thailand at their 2 large trade shows identifying new product and purchasing samples to supplement our product line. When he returns we will utilize these new products in our marketing campaign.

Tell us the basis for your statement, "...our belief that within the next 12 months our internet sales will comprise 80% to 90% of our total sales." or delete it.

     We have deleted the statement.

ADVERTISING

We note several references in the filing to Metohos magazine, "the official magazine of Olympic Airlines". Please disclose the significance of this to the company.

     We have disclosed the significance of Metohos magazine.

COMPETITIVE BUSINESS CONDITIONS

With respect to the second group you refer to here, please provide examples of where these small specialty stores are located. In airports, for example?

     We have noted that the small specialty stores will be in fashion shopping districts and tourist areas.

The disclosure in the last three paragraphs appears to be promotional or that it reflects the opinion of management. Please delete the promotional tone and disclose only facts that can be substantiated.

     We have removed the promotional tone of the section and disclosed only the facts that can be substantiated.

EFFECT OF EXISTING OR PROBABLE GOVERNMENT...

With regard to Colony One On-Line, please add the last statement from your response #17 in the company's letter dated September, 2005.

     We have added the disclosure that we have no written contract with Colony One On-Line / USA Card Services as the transactions were done online.

EMPLOYEES

State whether or not the commission-based employee that was recently hired has had any relationship or affiliation with the company or management. If so, please identify the employee and disclose the relationship.

     We have disclosed that the salesperson has had no relationship or affiliation with the Company or management.

PLAN OF OPERATION/MILESTONES

For each milestone listed 1 through 11, please provide a more detailed discussion of how and what was exactly accomplished.

     We have included a more detailed discussion of the milestones we have accomplished.

Considering the fact that none of the employees of the company has any direct prior experience in marketing, retailing, and internet sales, please fully explain how the milestones listed to be accomplished during the period of September through December, 2005, will be successfully done by the company. Also describe in detail what will be done. For example, please discuss the market survey and discuss the plans for the "public advertising campaign".

     We have updated the milestones that were accomplished in September - December and have included a detailed description of the future milestones we need to accomplish to become operational and profitable.

RISK FACTORS

"THE LOSS OF OUR KEY PERSONNEL WOULD HAVE AN ADVERSE IMPACT..."

It is not clear how this would be a material risk to the company inasmuch as management does not have any direct, prior experience in this line of business. Please advise or delete.

     We have deleted the risk factor.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS...

BACKGROUND OF OFFICERS AND DIRECTORS

We note in the biographical information for Ms. Linder, Mr. Bekropoulos, and Ms. Tan that each "intends to devote time as required to the business of the Company". Please explain and disclose more specific information with respect to the hours that are or will need to be devoted to the development of the business.

     We have expanded the discussion to include the number of hours each will devote to the company.

PART III
EXHIBITS

Your index reflects that the exhibits listed are "included". Please revise to state by footnote when each was filed. For example, state if the exhibit was filed with the initial filing of the registration statement or filed as part of amendment no. 1, which was filed on September 20, 2005.

     We have revised the exhibit index to note those exhibits filed with our original 10-SB on July 6, 2005 and those that were included in our September 20, 2005 amendment.

GENERAL

Please update the information throughout the filing to the latest date practicable.

     We have updated the filing throughout to the latest date practicable and included a currently dated auditor consent.

Sincerely,


/s/ Connie Linder
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Connie Linder
President & Director